                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                         Nicollet Process Engineering, Inc.
                         ----------------------------------
                                  (Name of Issuer)

                             Common Stock, no par value
                             --------------------------
                           (Title of Class of Securities)

                                    654085 10 9
                                    -----------
                                   (CUSIP Number)

                  c/o CIBC Bank and Trust Company (Cayman) Limited
                                    P.O. Box 694
                            CIBC Building, Edward Street
                              Georgetown, Grand Cayman
                                       B.W.I.
                                   (345) 949-8666
                                   --------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                   July 29, 1999
                                   -------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box: [ ]


                                  Page 1 of 8 Pages

                                    SCHEDULE 13D
CUSIP No: 654085 10 9
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

      TEChinspirations, Inc. (Cayman)

--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
 3)   SEC USE ONLY

--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC

--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]

--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Island Corporation

--------------------------------------------------------------------------------
                       7)   SOLE VOTING POWER

                       24,750,000 (1)
                       --------------------------------------------------------
 NUMBER OF             8)   SHARED VOTING POWER
 SHARES BENEFICIALLY
 OWNED BY EACH         0
 REPORTING PERSON      --------------------------------------------------------
 WITH                  9)   SOLE DISPOSITIVE POWER

                       24,750,000 (1)
                       --------------------------------------------------------
                       10)   SHARED DISPOSITIVE POWER

                       0

--------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      24,750,000 (1)

--------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

--------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      79.7%

--------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------
(1) Includes an aggregate of 4,750,000 shares of Common Stock issuable pursuant to an outstanding warrant.


                                  Page 2 of 8 Pages

                                    SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value (the "Common Stock"), of Nicollet Process Engineering, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 420 North Fifth Street, Ford Centre, Suite 1040, Minneapolis, Minnesota 55401.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by TECHinspirations, Inc. (Cayman), a Cayman Island corporation ("TECH Cayman").

     (b) The business address of TECH Cayman is c/o CIBC Bank and Trust Company (Cayman) Limited, P.O. Box 694, CIBC Building, Edward Street, Georgetown, Grand Cayman, B.W.I.

     (c)  TECH Cayman is a venture capital corporation.

     (d) TECH Cayman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) TECH Cayman was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 3, 1998, Norwest Business Credit, Inc. assigned all of its right, title and interest in the Company's credit facilities with Norwest Business Credit, Inc. to TECHinspirations, Inc. ("TECH"), a Nevada corporation and a wholly-owned subsidiary of TECH Cayman. The loan documents underlying the credit facility (the "Credit Facility") consisted of a revolving promissory note, dated May 28, 1997, in the principal amount of $800,000, a credit and security agreement which, among other things, granted TECH a security interest in all of the Company's assets. TECH Cayman has advanced funds to the Company under the Credit Facility since June 3, 1998, and as of June 30, 1999, the aggregate amount advanced to the Company was $3,277,277. TECH Cayman used internal funds to make the advance. On July 29, 1999, the Company, TECH and TECH Cayman entered into an Acknowledgement and Amending Agreement pursuant to which the Credit Facility was assigned to TECH Cayman. TECH Cayman may continue to make discretionary advances to the Company under the Credit Facility.

ITEM 4.   PURPOSE OF TRANSACTION.

     Effective November 30, 1998, the Company entered into a Letter of Intent with TECH which provided for the basis on which TECH Cayman would provide $3,000,000 in debt/equity financing (the "Financing") to the Company. The terms of the Financing included the issuance of 1,500,000 shares of Preferred Stock at a price of $1.00 per share, the proceeds of which would be used to repay $1,500,000 of the advances under the Credit Facility. In addition, the Company would issue TECH Cayman a warrant to purchase an additional 1,500,000 shares of Preferred Stock at an exercise price of

                                  Page 3 of 8 Pages

$1.00 per share (the "Preferred Stock Warrant"). The Preferred Stock Warrant would expire three years after the closing of the Financing or repayment of the Credit Facility, whichever were later. The Preferred Stock would have the following rights and preferences. Each share of Preferred Stock would be convertible at the option of the holder into 6-2/3 shares of Common Stock and have the right to vote on all matters submitted to holders of the Common Stock on an as-if-converted basis. Each share of Preferred Stock would have the right to participate in all dividends declared on the Common Stock on an as-if-converted basis. In addition, each share of Preferred Stock would be entitled to a liquidation preference of $1.00 per share prior to any distributions to be made on the Common Stock and, after payment of such preference, would share, PARI PASSU, with any distributions made to holders of the Common Stock on an as-if-converted basis.

     TECH Cayman would continue to make available to the Company a $1,500,000 revolving operating line of credit. The line of credit would continue to be secured by a security interest in the Company's assets, bear interest at the rate of 1% in excess of the prime rate and have a term of three years. The Company also agreed to pay TECH a fee of $200,000 payable in monthly installments of $25,000 each beginning December 1, 1998 through June 30, 1999. The Company had previously paid TECH an aggregate of $100,000 for the period from July 31, 1998 through November 30, 1998. The Company has agreed to issue TECH warrants to purchase up to 4,750,000 shares of Common Stock at a price of $.15 per share (the "Common Stock Warrant"). The Common Stock Warrant would be immediately exercisable with respect to 1,500,000 shares, and become exercisable with respect to an additional 1,000,000 shares, 1,000,000 shares and 1,250,000 shares after the Company's Common Stock had closed at a price of at least $1.00, $2.00 and $3.00 per share, respectively, for a period of ten days. TECH Cayman also has the right to designate a majority of the nominees for election to the Board of Directors. John van Leeuwen and Manuel Schiappa Pietra, both of whom are officers and employees of TECH, are members of the Board of Directors of the Company, as designees of TECH Cayman.

     On July 29, 1999, the Company entered into a Stock Purchase Agreement with TECH Cayman (the "Purchase Agreement") in order to consummate the transactions contemplated by the Letter of Intent. Under the Purchase Agreement, TECH Cayman converted (a) $3,000,000 of indebtedness under the Credit Facility into 20,000,000 shares of the Company's Common Stock at a conversion price of $.15 per share (the "Shares") and (b) $100 of indebtedness under the Credit Facility into the Common Stock Warrant. The Shares and the Common Stock Warrant were issued in lieu of the Preferred Stock and Preferred Stock Warrant under the Letter of Intent at an equivalent price per share of Common Stock. In connection with the Purchase Agreement, the Company and TECH entered into a Consulting Agreement under which TECH agreed to provide various consulting service to the Company. The Consulting Agreement has a term from July 1, 1999 through June 30, 2001 and provides for a consulting fee of $25,000 per month.

     The foregoing summary of certain provisions of the Purchase Agreement, Conversion Agreement, Common Stock Warrant and Consulting Agreement is qualified by the copies of such documents filed as Exhibits to this Schedule 13D, and which are incorporated herein in its entirety by this reference.

     The Company currently plans to transfer certain operating assets and liabilities relating to its traditional core business to Fullmetrics, Inc. a newly- formed, wholly owned subsidiary of the Company. In addition, the Company has entered into a non-binding letter of intent to acquire Amyyon Company from TECH. The letter of intent contemplates that the Company would issue 2,800,000 shares of a newly created class of preferred stock, which would have a liquidation preference and redemption price of $1.00 per share, for a total value of $2,800,000.


                                  Page 4 of 8 Pages

     Except as described above in Item 3 and 4, TECH Cayman does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) TECH Cayman is the beneficial owner of an aggregate 24,750,000 shares of Common Stock, consisting of 20,000,000 shares of Common Stock and the Common Stock Warrant covering 4,750,000 shares of Common Stock, or approximately 79.7% of the current outstanding shares of Common Stock.

     (b) TECH Cayman possesses sole voting and investment power with respect to the 20,000,000 outstanding shares of Common Stock and shares voting and investment power with respect to no shares of Common Stock reported in this statement.

     (c) TECH Cayman received the Shares and the Common Stock Warrant in connection with the conversion of indebtedness as described in Item 4.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except as disclosed in Items 3, 4 and 5, there are no contracts, arrangements, understanding or relationships among the person named in Item 2 or between such persons and any other person with respect to any securities of the Company.


                                  Page 5 of 8 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1 Purchase Agreement, dated as of July 29, 1999, between the Company and TECH Cayman.

     Exhibit 2 Conversion Agreement, dated as of July 29, 1999, between the Company and TECH Cayman.

     Exhibit 3 Common Stock Warrant, dated as of July 29, 1999, issued by the Company to TECH Cayman.

     Exhibit 4 Consulting Agreement, dated as of July 29, 1999, between the Company and TECH.

     Exhibit 5 Acknowledgment and Amending Agreement, dated as of July 29, 1999 between the Company, TECH and TECH Cayman.


                                  Page 6 of 8 Pages

                                     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

 August 4, 1999                        TECHinspirations, Inc. (Cayman)

                                       By:  /s/ Susan McGregor
                                          --------------------------------------

                                       Its: On behalf of Commerce Corporate
                                            Services Limited, a director of
                                            TECHinspirations, Inc. (Cayman)


                                       By:  /s/ Frank Hynd
                                          --------------------------------------

                                       Its: On behalf of Commerce Advisory
                                            Services Limited, a director of
                                            TECHinspirations, Inc. (Cayman)




                                  Page 7 of 8 Pages

                                   EXHIBIT INDEX

   Exhibit No.                       Description                           Method of Filing
   -----------                       -----------                           ----------------
        1         Purchase Agreement, dated as of July 29, 1999,
                  between the Company and TECH Cayman . . . . . .   Filed herewith electronically

        2         Conversion Agreement, dated as of July 29, 1999,
                  between the Company and TECH Cayman . . . . . .   Filed herewith electronically

        3         Common Stock Warrant, dated as of July 29, 1999,
                  issued by the Company to TECH Cayman  . . . . .   Filed herewith electronically

        4         Consulting Agreement, dated as of July 29, 1999,
                  between the Company and TECH  . . . . . . . . .   Filed herewith electronically

        5         Acknowledgment and Amending Agreement, dated as
                  of July 29, 1999, between the Company, TECH and
                  TECH Cayman . . . . . . . . . . . . . . . . . .   Filed herewith electronically


                                  Page 8 of 8 Pages